FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of August


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                                  BG Group plc

              New external appointment for Non-Executive Director

Lord Sharman

As required by the UKLA Listing Rules*, BG Group has today received notification from Lord Sharman, a Non-Executive Director of the Company, that he will succeed Pehr Gyllenhammar as chairman of Aviva plc with effect from 1 January 2006. Lord Sharman joined the Aviva board in January 2005.

Lord Sharman was appointed as a non-executive Director of BG Group plc on 23 October 2000.

*Listing Rule 9.6.14

11 August 2005
Website www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 August 2005                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary